UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Seaport Calibre Materials Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

812204204

(CUSIP Number)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812204204	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 2 of 13 Pages

CUSIP No. 812204204	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Cayman Master) I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 13 Pages

CUSIP No. 812204204	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Onshore) II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 4 of 13 Pages

CUSIP No. 812204204	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Offshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 5 of 13 Pages

CUSIP No. 812204204	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

Page 6 of 13 Pages

CUSIP No. 812204204	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Page 7 of 13 Pages

CUSIP No. 812204204	13G	Page 8 of 11 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Seaport Calibre Materials Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 360 Madison Avenue, 20th Floor, New York, NY 10017.

Item 2(a). Names of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Arena Funds

(i) Arena Special Opportunities Partners II, LP, to which the Investment Manager (as defined below) serves as investment manager (the “Opportunities Fund”); and

(ii) Arena Special Opportunities Partners (Cayman Master) I, LP, to which the Investment Manager serves as investment manager (the “Master Fund” and collectively with the Opportunities Fund, the “Arena Funds”).

Investment Manager

(iii) Arena Investors, LP (the “Investment Manager”).

Reporting Entities

(iv) Arena Special Opportunities Partners (Onshore) II GP, LLC, who serves as the general partner to the Opportunities Fund (the “Opportunities GP”);

(v) Arena Special Opportunities Partners (Offshore) GP, LLC, who serves as the general partner to the Master Fund (the “Master Fund GP”); and

(vi) Arena Investors GP, LLC, who serves as the general partner for the Investment Manager (the “Manager General Partner” and together with the Arena Funds, the Investment Manager, the Opportunities GP and the Master Fund GP, the “Reporting Entities”).

The Investment Manager, is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Arena Funds. The Manager General Partner is the general partner of, and may be deemed to beneficially own securities owned by, the Investment Manager. Opportunities GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Opportunities Fund. The Master Fund GP is the general partner of, and may be deemed to indirectly beneficially own the securities owned by, the Master Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

812204204

Page 8 of 13 Pages

CUSIP No. 812204204	13G	Page 9 of 11 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the business day before the filing date of this Schedule 13G.

On October 28, 2021, the date of the event which requires filing of this statement, the Opportunities Fund acquired 934,966 shares of Common Stock of the Issuer, representing 7.19% of the total shares outstanding; and the Master Fund acquired 352,034 shares of Common Stock of the Issuer, representing 2.7% of the total shares outstanding. The Arena Funds have since sold all of such Common Stock.

The above percentages of beneficial ownership is based on 13,000,000 shares of Common Stock outstanding, as reported by the Issuer in its Amendment No. 3 to its Form S-1 filed on October 19, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 9 of 13 Pages

CUSIP No. 812204204	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

ARENA SPECIAL OPPORTUNITIES PARTNERS II, LP
By: Arena Special Opportunities Partners (Onshore) II GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (CAYMAN MASTER) I, LP
By: Arena Special Opportunities Partners (Offshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNRS (ONSHORE) II GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNRS (OFFSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 11 of 11 Pages